HUNTON & WILLIAMS LLP FOUNTAIN PLACE 1445 ROSS AVENUE SUITE 3700 DALLAS, TEXAS 75202-2799 TEL 214 • 979 • 3000 FAX 214 • 880 • 0011
MICHAEL G. KEELEY DIRECT DIAL: 214-468-3345 EMAIL: mkeeley@hunton.com
September 26, 2008
Via EDGAR TRANSMISSION

Mr. Matt McNair
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

RE:	T Bancshares, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 30, 2008 and Exhibits thereto File No. 333-152622
Ladies and Gentlemen:

On behalf of our client, T Bancshares, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) by EDGAR transmission the above-referenced Amendment No. 2 to Form S-1.

This filing incorporates information in response to the Commission’s comment letter, dated September 17, 2008. Those comments are reproduced below in bold, italicized print. The responses of the Company follow each reproduced comment.

September 26, 2008

Form S-1/A

Risk Factors, page 9

1.
We note the rights offering may be terminated at any time prior to the expiration of the offering. In addition, we note subscribers will not receive the shares of common stock to which they subscribed until completion of the rights offering. Please add a risk factor addressing the possibility that subscribers will not realize any increase in the value of the common stock during the subscription period in the event the offering is terminated. Also, address the impact on the value of transferability given the fact that the offering may be terminated at any time.

The Risk Factors section of the prospectus has been updated to include additional risk factors responsive to this comment.

Material U.S. Federal Income Tax Consequences

2.
The response to prior comment 9 from our letter dated August 25, 2008 states that the company does not intend to obtain an opinion from counsel regarding the tax consequences addressed in the prospectus. However, it appears that the tax consequences to investors discussed in the prospectus are material. Therefore, please either file a tax opinion or advise us in reasonable detail as to why the tax consequences are not material to investors.

In response to the comment, counsel to the Company has provided an opinion regarding the tax consequences address in the prospectus. The tax opinion was filed as Exhibit 8.1 to Amendment No. 2 to the Registration Statement.

Incorporation of Certain Documents by Reference, page 40

3.
Please refer to prior comment 14 from our letter dated August 25, 2008. You cannot incorporate by reference into the Form S-1 documents that have not already been filed with the Commission. Please revise.

The Company has revised page 40 of the prospectus to reflect that documents that have not already been filed are not incorporated into the Form S-1 by reference.

Exhibits

Exhibit 5.1

4.
We note counsel’s assumption that the company has been “duly organized and is validly existing as a corporation under the laws of the State of Texas.” It is inappropriate for counsel to assume material facts underlying the opinion or facts that are readily ascertainable.

Counsel to the Company has revised its legal opinion in accordance with the Commission’s comments.

September 26, 2008

5.
We note that the opinion is expressed “as of the date hereof” and the counsel has disclaimed any responsibility to update it. However, the opinion must be expressed as of the effective date of the registration statement. Please revise accordingly.

Counsel to the Company has revised its legal opinion in accordance with the Commission’s comments.

6.	Counsel must opine as to whether the rights, upon issuance, will be legal, binding and obligations of the registrant. Please revise accordingly.

Counsel to the Company has revised its legal opinion in accordance with the Commission’s comments.

If you have any questions or comments regarding this letter, please contact Michael Keeley at (214) 468-3345 or Peter Weinstock at (214) 468-3397.

Very truly yours,

/s/ Michael G. Keeley
Michael G. Keeley

cc: Patrick Adams